UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of December 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated December 2, 2014 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:December 2, 2014

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for November 2014

Mumbai, December 2, 2014: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for November’ 2014

Category	Vehicle Model	Production		Domestic Sales		Exports
		NOV 2013	NOV 2014	NOV 2013	NOV 2014	NOV 2013	NOV 2014
Micro	NANO	1076	2008	1055	1900	11	90
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST	5269	9439	6605	8248	219	103
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	299	85	250	138	82	90
UV1	SUMO	698	687	1385	1165	0	27
UV2	SAFARI, SUMO GRANDE, MOVUS	875	589	844	420	56	24
UV3	ARIA, XENON	38	226	14	98	3	0
V1	VENTURE	255	48	223	52	0	0
V2	ACE MAGIC, MAGIC IRIS	4641	2266	4261	1812	30	39
N1- A1	ACE, ACE EX, ACE Zip	12108	13186	10736	10061	1268	1293
N1- A2	Super ACE, TATA207, XENON, Winger DV	3798	2204	2870	1945	798	834
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	198	141	166	91	17	7
M2- A2	Winger 14 seats, SFC407, CityRide	164	151	147	165	5	32
N2- A1	SFC407, LPT407	727	805	1028	1226	68	95
N2- A2	SFC709, LPT709	860	603	273	225	215	139
N2- A3	LPT9109	563	693	301	303	102	132
N2- A4	LPT1109	217	291	780	1016	81	117
M3- A2	LP709, SFC410, LP410	422	292	512	429	27	222
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	78	595	295	268	66	161
M3- C2	LPO1512, LPO1612, Starbus, Divo	845	654	667	469	147	271
N3- A1	LPT1613, LPK1616, SK1613	2738	3429	1519	1531	378	363
N3- B1(a)	LPT2518, LPK2518	2533	3462	1923	2714	63	197
N3- B1(b)	LPT3118	1266	2724	936	1925	20	20
N3- B2(b)	LPS3518. LPS3015, LPS3516	115	333	124	113	0	1
N3-B2(d)	LPS4018, LPS4023	267	1084	241	1063	2	36
N3- B2(e)	LPS4928	54	151	37	50	13	0

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	120	255	166	180	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.